UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

Commission File Number 0-30860

Axcan Pharma Inc.

(Exact Name of Registrant)

597, boul, Laurier, Mont-Saint-Hilaire (Québec), Canada J3H 6C4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

EXHIBITS

Exhibit No.	Description

99.1

Report on Voting Results pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, as distributed to Autorités Des Marchés Financiers, British Columbia Securities Commission, Alberta Securities Commission, Manitoba Securities Commission, Ontario Securities Commission, Saskatchewan Securities Commission, New Brunswick Securities Commission, Nova Scotia Securities Commission, Registrar of Securities, P.E.I. and Government of Newfoundland & Labrador on February 11, 2008.

99.2	February 13, 2008 press release entitled “Axcan and TPG Capital Receive Investment Canada Act Approval in Connection with Proposed Acquisition.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AXCAN PHARMA INC.

Date: February 14, 2008	By:	/s/ Richard Tarte
	Name:	Richard Tarte
	Title:	Vice President, Corporate Development and General Counsel